LockeBridge Partners, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2015

Schedule I

Capital:		
Total Stockholder's Equity		$ 13,802
Less: non-allowable assets from the statement of financial condition		
CRD Account		228
Net Capital		13,574
Minimum Net Capital Requirement		
1/15 x aggregate indebtedness	$ 306	
or minimum dollar net capital requirement	5,000	5,000
Excess net capital		$ 8,574
Aggregate Indebtedness		$ 4,591
Percentage of aggregate indebtedness to net capital		33.82%

There are no material differences between this computation of net capital above and the amount reported on the December 31, 2015 unaudited Part IIA FOCUS report filing.

See report of independent registered public accounting firm.